1

SCHEDULE 13G
13geduc.


 Education Alterrnative Inc.
                               NAME OF ISSUER

 Common Equity
                       TITLE OF CLASS OF SECURITIES

 28139B100
                                 (CUSIP NUMBER)


  1)NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MANLEY FULLER ASSET MANAGEMENT
      TIN 13 3754383

  2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)
       (b)

  3)SEC USE ONLY


  4)CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

  5)SOLE VOTING POWER
      423,000

  6)SHARED VOTING POWER


  7)SOLE DISPOSITIVE POWER
      3,000

  8)SHARED DISPOSITIVE POWER


  9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      426,000

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.69%

12)TYPE OF REPORTING PERSON*
       IA

ITEM 1(a).   NAME OF ISSUER:
                      Education Alternative Inc.

ITEM 1(a).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      Minneapolis, MN  55431

ITEM 2(a).   NAME OF PERSON FILING:
                     Manley Fuller Asset Management, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                      1185 Avenue of the Americas, 30th Floor
                      New York  10036

ITEM 2(c).   CITIZENSHIP
                      Delaware

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
                       Common Equity


ITEM 2(e).  CUSIP NUMBER:
                     28139B100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d 1 (b), OR 13d 2 (b), CHECK WHETHER THE PERSON FILING IS A:

                (a)  {  }Broker or dealer registered under section 15 of the Act


                (b)   {  }Bank as defined in Section 3 (a) (6) of the Act


                (c)   {  }Insurance Company registered under Section 3
                          (a) 19) of the Act

                (d) { }Investment Company registered under Section 8 of the Investment Company Act

                (e) { X }Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                (f) { } Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee (Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d 1 (b) (1) (ii) (F)

                (g) { }Parent Holding Company, in accordance with Rule 13d 1 (b) (ii) (G); see item 7

                (h))   {  }Group, in accordance with Rule 13 d 1(b) (1) (ii) (H)

ITEM 4.  OWNERSHIP.

                   (a)  Amount beneficially owned:
                      426,000

                   (b)  Percent of Class:
                     5.69%

                   (c)  Number of shares as to which such person has:


                          (i)     Sole power to Vote or to direct the vote
                             423,000

                          (ii)    shared power to vote or to direct the vote
                                    N/A

                          (iii)  Sole power to dispose or to direct the
disposition of
                                   3,000

                           (iv)  shared power to dispose or to direct the
disposition of
                                    N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                 N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
                 N/A



SECFRM: